TruKno, LLC

Consolidated financial statement for the period ended
December 31, 2022 & December 31, 2021

(Unaudited)

TABLE OF CONTENTS

Independent Accountant's Review Report

To Management
TruKno, LLC
Denver, Colorado

We have reviewed the accompanying consolidated financial statements of TruKno, LLC (the "Company"), which comprise the consolidated balance sheet as of December 31, 2022 and 2021, and the related consolidated statements of income, statement of equity and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Company Management's Responsibility for the Consolidated Financial Statements

Company management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modification that should be made to the accompanying consolidated financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Andrea M. Biagioli   Feb 7, 2023

Signature   Date

Andrea M. Biagioli
Certified Public Accountant (CPA)

TruKno, LLC CONSOLIDATED BALANCE SHEET

	As Of			
	December 31, 2022		December 31, 2021	
ASSETS				
CURRENT ASSETS				
Cash & Cash Equivalents	$	64,352	$	1,584
Total Current Assets		64,352		1,584
NON-CURRENT ASSETS				
Intangible Assets (Software Platform)		187,898		106,997
Accumulated Amortization		(93,949)		-
Total Non-Current Assets, net		93,949		106,997
TOTAL ASSETS		158,301		108,581
LIABILITIES & OWNER'S EQUITY				
CURRENT LIABILITIES				
Accounts Payable		16,171		2,329
Unearned Revenue		10,000		-
Total Current Liabilities		26,171		2,329
TOTAL LIABILITIES		26,171		2,329
OWNER'S EQUITY				
Invested Capital		233,800		133,800
Retained Earnings		(101,670)		(27,548)
Total Owner's Equity		132,130		106,252
TOTAL LIABILITIES & OWNER'S EQUITY	$	158,301	$	108,581

TruKno, LLC INCOME STATEMENT

	Year Ended	
	December 31, 2022	December 31, 2021
REVENUE	$ 45,000	$ 399
COST OF REVENUE		
Cloud Hosting Subscriptions	2,829	2,409
Third Party Software Subscriptions	140	1,556
Total Cost of Revenue	2,969	3,965
GROSS PROFIT/(LOSS)	42,031	(3,566)
OPERATING EXPENSES		
Amortization of Intangible Assets	93,949	-
Marketing Expenses	18,282	821
Trainings & Industry Conferences	1,129	3,577
Travel, Meals & Entertainment	1,599	-
Legal Fees	1,194	516
Miscellaneous Expenses	-	-
Total Operating Expenses	116,153	4,914
OPERATING PROFIT (LOSS)	(74,122)	(8,480)
NET PROFIT (LOSS)	$ (74,122)	$ (8,480)

TruKno, LLC CASH FLOW STATEMENT

	Year Ended	
OPERATING ACTIVITIES	**December 31, 2022**	**December 31, 2021**
Net Income/(Loss)	$ (74,122)	$ (8,480)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Amortization of Intangible Assets	93,949	-
Accounts Payable Increase/(Decrease)	13,842	2,329
Unearned Revenue Increase/(Decrease)	10,000	-
Total cash provided/(used) by operating activities:	43,669	(6,151)
INVESTING ACTIVITIES		
Software Platform Development	(80,901)	(36,952)
Total cash used by Investing Activities	(80,901)	(36,952)
FINANCING ACTIVITIES		
Founder's Contribution	100,000	44,687
Total cash provided by Financing Activities	100,000	44,687
Cash at the beginning of period	1,584	-
Net Cash increase/(decrease) for period	62,768	1,584
Cash at the end of period	$ 64,352	$ 1,584

TruKno, LLC OWNER'S EQUITY STATEMENT

	Year Ended	
	December 31, 2022	**December 31, 2021**
OWNER'S EQUITY		
Owner's Equity (Beginning of Year)	$ 106,252	$ 70,045
Owner's Contribution (During the Year)	100,000	44,687
Net Income/(Loss) Incurred (During the Year)	(74,122)	(8,480)
Total Owner's Equity	$ 132,130	$ 106,252

TruKno, LLC Notes to the Consolidated Financial Statements

1.1 ORGANIZATION AND PURPOSE
TruKno, LLC ("The Company"), is a limited liability company organized under the laws of the State of Colorado.
The Company operates a SaaS based Cyber Threat Intelligence platform for the enterprises. The Company derives revenue from annual subscription revenues from selling SaaS dashboard user access and API access.

1.2 Fiscal Year
The Company operates on a December 31st year-end.

1.3 Principles of Consolidation and Basis of Accounting
The financial statements include the accounts of TruKno, LLC as on December 31, 2022 and 2021. The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

1.4 Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

1.5 Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

1.6 Revenue Recognition and Unearned Revenue
Revenues from Software as a Service (SaaS) dashboard subscriptions are recognized monthly over the life of the service contract. As of December 31, 2022 and 2021, Unearned Revenues from SaaS subscriptions totaled $10,000 and $0, respectively.

1.7 Cash Equivalents
Cash and cash equivalents include cash and short-term highly liquid investments with an original maturity of three months or less held in domestic financial institutions. For the fiscal years ended December 31, 2022 and December 31, 2021, the Company's cash positions include its operating bank account.

1.8 Intangible Assets
Intangibles assets include software development costs, which will be amortized over the expected period to be benefitted. For the year ended December 31, 2022, a useful life of 24 months was applied to software development costs and intangible asset amortization was matched against resulting SaaS revenues.

1.9 Advertising
Advertising and promotional costs are expensed as incurred and consists of fees paid to third party marketing company for press release creation & distribution, payments to media agency for creating explainer videos, digital ads on platforms like LinkedIn, Twitter, Google Ads, Facebook, etc.